Exhibit 12

GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Fixed Charges
and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six Months Ended June 30, 2003

(Unaudited)
(Dollars in millions)	Ratio of Earnings to Fixed Charges	Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Net earnings	$3,222		$3,222
Provision for income taxes	604		604
Minority interest in net earnings of consolidated affiliates	46		46

Earnings before provision for income taxes and minority interest	3,872		3,872
Fixed charges:
Interest	4,872		4,872
One-third of rentals	149		149

Total fixed charges	5,021		5,021

Less interest capitalized, net of amortization	(15)		(15)

Earnings before provision for income taxes and minority interest, plus fixed charges	$8,878		$8,878

Ratio of earnings to fixed charges	1.77

Preferred stock dividend requirements		$	
Ratio of earnings before provision for income taxes to net earnings			1.19

Preferred stock dividend factor on pre-tax basis			20
Fixed charges			5,021

Total fixed charges and preferred stock dividend requirements			$5,041

Ratio of earnings to combined fixed charges and preferred stock dividends			1.76

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.